Advanced Semiconductor Engineering, Inc.                                  [logo]


FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                       Thomson Financial/Carson
Joseph Tung, CFO / Vice President               Mylene Kok, Regional Director        Daniel Loh
Freddie Liu, Assistant Vice President           Judith Walls, Vice President         Director
Tel: + 886-2-8780-5489                          + 65-879-9881                        + 1-212-701-1998
Fax: + 886-2-2757-6121                          mylene.kok@tfn.com.sg                dan.loh@tfn.com
Investor_relations@asek.asetwn.com.tw           judith.walls@tfn.com.sg
http://www.aseglobal.com

           ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS YEAR 2001
                       SECOND-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., August 3, 2001 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), ("ASE", or the "Company"), one of the world's largest independent providers of semiconductor packaging and testing services, today reported quarterly sales of NT$ 8,499 million and a quarterly net loss of NT$ 618 million in the second quarter ended June 30, 2001. The fully diluted loss per share for the quarter was NT$ 0.22, or US$ 0.034 per ADS.

"We continued to see the weakness across all 3C sectors in the second quarter," said Mr. Jason Chang, chairman of ASE Inc. "Both assembly and test volumes continued to decline, while overall visibility remains very poor. However, we believe that the industry is gradually stabilizing based on our observation of customer forecasts, which are now less volatile compared with previous quarter, and the actual ship-out rate is getting closer to the forecast. Meanwhile, we have made considerable progress in our advanced assembly operations, especially wafer bumping and flip-chip packaging. Our wafer bumping business continues to grow rapidly, and that has allowed us to successfully penetrate several major IDM accounts. We are expanding that part of the business further to solidify our leadership position."

Dr. Leonard Liu, president of ASE also commented, "Even though the industry weakness is expected to continue in the near term, we have made significant progress in terms of upgrading our capabilities and exploring new markets. In the second quarter, for example, we were very pleased to work with VIA and Transmeta to offer them the most advanced assembly and test solutions for their microprocessors. This is a major milestone for us as it demonstrates our capability at the top-end of the semiconductor technology. We shall continue to focus more on offering the most advanced solutions to our partners."

Financial Results

Net Revenues:
Consolidated net revenues totaled NT$ 8,499 million in the second quarter of 2001, decreased 32% from NT$ 12,436 million in the same period in 2000. Assembly revenues decreased 33% to NT$ 6,273 million, and testing revenues decreased 26% to NT$ 2,221 million.

Sequentially, total net revenues declined 24.5%. Assembly revenue fell 23%, and test revenue dropped 28% compared to previous quarter. Overall assembly and test volume declined 20% and ASP dropped around 5%.

In terms of end-sector exposure, net revenues from the personal computer, communications and consumer markets accounted for 26%, 38% and 35% of total sales in the second quarter, unchanged from the previous quarter.

Gross Profit:

Gross profit decreased 76% YoY to NT$ 910 million. Gross margin also declined to 10.7%


1                                                                   Aug. 3, 2001

Advanced Semiconductor Engineering, Inc.                                  [logo]


from 30.8% in the same period of 2000, mainly as a result of volume declines in both assembly and test operations that lowered ASE's equipment utilization rate. Depreciation expense during the quarter totaled NT$ 2,552 million, a 36% increase from the same period last year. Depreciation expense as a percentage of net revenues rose from 15.1% in Q2 2000 to 30.0% in Q2 2001 as a result of lower utilization rates and expanded capacity in both assembly and test operations. Raw material costs decreased from NT$ 3,626 million in the second quarter of 2000 to NT$ 2,586 million in the latest quarter, which represented an increase of only 1% as a percentage of net revenues compared with the year-ago period. Direct and indirect labor costs totaled NT$ 1,298 million, a 17% decrease versus the same quarter last year.

On a sequential basis, gross profit declined 62%. Raw material cost decreased 24% from NT$ 3,401 million in the previous quarter. Direct and indirect labor costs decreased 17% versus previous quarter. Depreciation expense increased slightly, rising 3.4% versus the previous quarter.

Operating Expenses/Income:

Operating expenses increased 10% YoY to NT$ 1,489 million. Of the total, research and development ("R&D") spending increased 21% to NT$ 355 million, or 4.2% of net revenues versus 2.4% for the same period last year. Selling, general and administrative expenses during the quarter increased 7% from the year-ago period to NT$ 1,134 million, or 13.3% of net revenues versus 8.5% for the same quarter last year. Total operating expenses as a percentage of revenues rose to 17.5% in Q2 2001 from 10.9% in Q2 2000. Goodwill amortization expense relating to the acquisition of consolidated entities (including ASE Chung Li, ASE Korea, ISE Labs and ASE Test) increased to NT$ 164 million in the latest quarter compared with NT$ 136 million in the same quarter last year due to additional purchases of ISE Labs and ASE Test shares. The Company owned 51.2% of ASE Test and ASE Test owned 80.4% of ISE Labs as of June 30, 2001.

Compared with the previous quarter, total operating expenses increased 5%. R&D expenses decreased 2% sequentially. Selling, general and administrative expenses increased 8%, reflecting the cash bonus and director compensation of NT$ 181 million distributed during the quarter.

Operating loss incurred during the quarter amounted to NT$ 579 million. Operating margin, meanwhile, declined to (6.8%) in the latest quarter from 19.9% in the same period last year and 8.6% from the first quarter 2001.

Non-operating Expenses:

Total non-operating expenses decreased from NT$ 400 million a year ago to NT$ 338 million. Net interest expense increased 22% to NT$ 441 million during the latest quarter from NT$ 361 million in Q2 2000 as a result of increased leverage in 2001. The Company recorded a foreign exchange gain of NT$ 76 million in the latest quarter as a result of the Yen's depreciation, which had a positive impact on Yen denominated liabilities. Long-term investment gain or loss decreased from a gain of NT$ 23 million to a loss of NT$ 54 million, mainly due to the loss recorded by Hung Ching Construction in the latest quarter. Goodwill amortization expenses for non-consolidated entities amounted to NT$ 95 million during the quarter.

Sequentially, non-operating expense increased 18% versus previous quarter. Net interest expenses inched up 7% sequentially. The loss on long-term investment decreased to NT$ 54 million in the second quarter from NT$ 191 million in the first quarter, reflecting improved operating results at USI.

Net income:

Income tax expense amounted to NT$ 156 million. Minority interest expense totaled (NT$ 455) million in the quarter. Net loss for the second quarter 2001 totaled NT$ 618 million.

A fully diluted loss per share of NT$ 0.22 in Q2 2001 compares with fully diluted earnings per share of NT$ 0.55 in Q2 2000 and NT$ 0.13 in the previous quarter. A fully diluted loss per


2                                                                  Aug. 3, 2001

Advanced Semiconductor Engineering, Inc.                                  [logo]


ADS of US$ 0.034 contrasts with fully diluted earnings per ADS of US$ 0.09 in the second quarter last year and US$ 0.02 in the first quarter this year.

Shares Outstanding:

Retroactively adjusted for the Company's 31.5% 1999 stock dividend that was paid out in 2000, a weighted average total of 2,752 million ASE common shares were used to calculate per share data for the 2Q 2001 versus 2,652 million common shares for the same period 2000. Each ADS represents 5 common shares.

Capital Expenditures:

Capital spending in Q2 2001 totaled US$ 60 million, of which US$ 34 million was for advanced assembly operations (including US$ 12 million for wafer bumping facilities and flip-chip packaging; and US$ 12 million for automated tooling upgrades), US$ 18 million was for test operations, and US$ 8 million was for substrate manufacturing operations.

Cashflow

EBITDA (earnings before interest, tax, depreciation and amortization) for the second quarter of 2001 reached NT$ 2,722 million.

Highlights for the Quarter

o    ASE Announces Its Success In Achieving the RosettaNet Work-In-Process
     Milestone

ASE announced at the RosettaNet Semiconductor Manufacturing board meeting that it has achieved RosettaNet's Manufacturing Work-In-Process Milestone specifically implementing the Partner Interface ProcessTM (PIP) 3D8. This creates an environment for automated and real-time communication between semiconductor manufacturing partners (foundries, packaging and test manufacturers, and system assembly contractors) and their customers. All parties are able to exchange information as well as track the status at any stage of the manufacturing process.

o ASE to Provide Advanced Packaging Technologies and Test Services for Transmeta's New Crusoe TM5800 Microprocessor

ASE announced that it has been selected as the back-end manufacturing partner for Transmeta Corporation's new Crusoe TM5800 and TM5500 microprocessors. ASE, together with subsidiary ASE Test Limited (Nasdaq: ASTSF), will provide Transmeta with complete back-end assembly and test services using ASE's leading flip-chip assembly and test process, which includes wafer bumping, bumped wafer probing, flip-chip assembly, and final test.

o    ASE Named Supplier of the Year by Zoran Corporation

ASE has been named the "Supplier of the Year 2000" by Zoran Corporation (NASDAQ: ZRAN).

o    VIA Unveils New 0.13 Micron Version VIA C3(tm) Processor at Computex
     Taipei 2001

VIA Technologies, Inc. jointly announced the introduction of the latest version of the VIA C3(tm) processor with ASE and TSMC at Computex Taipei 2001. Formerly known by its code name "Ezra", new VIA C3(tm) is the first processor in the world to go into volume production using a leading-edge 0.13 micron process, ensuring higher levels of performance and enhanced power consumption and thermal dissipation properties.

o    ASE First to Offer World-Leading SCSP and SiP Package Technologies

ASE announced its introduction of two new chip manufacturing technologies - Sandwich SCSP (Stacked-die Chip Scale Package) and SiP (System in a Package) - to meet the growing worldwide demand from the communications and hand-held products markets. In these markets, the trend has been towards Chip Scale Packaging (CSP) technology because


3                                                                  Aug. 3, 2001

Advanced Semiconductor Engineering, Inc.                                  [logo]


of its flexibility, density, performance, low cost and small form factor.


5                                                                  Aug. 3, 2001

Advanced Semiconductor Engineering, Inc.                                  [logo]


About ASE Inc.
--------------
ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq:ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 blue-chip customers includes such leading names as Advanced Micro Devices, Inc., Altera Corporation, Cirrus Logic International Ltd., Conexant Systems, Inc., LSI Logic Corporation, and Qualcomm Incorporated. With advanced-process technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website, http://www.aseglobal.com



This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. Although these forward-looking statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor assembly and testing services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2001.


5                                                                  Aug. 3, 2001

                       Supplemental Financial Information

Consolidated Operations
--------------------------------------------------------------------------------
Amounts in NT$ Millions                      2Q/01         2Q/00         1Q/01
--------------------------------------------------------------------------------
Net Revenue                                  8,499         12,436        11,250
End Application by Revenue
Communication                                  38%            38%           38%
Computer                                       26%            31%           26%
Automotive and Consumers                       35%            27%           35%
Others                                          1%             4%            1%
Region by Revenue
North America                                  66%            65%           60%
Europe                                          4%             3%            5%
Taiwan                                         26%            26%           31%
Japan                                           2%             1%            1%
Other Asia                                      2%             5%            3%

Assembly Operations
--------------------------------------------------------------------------------
Amounts in NT$ Millions                      2Q/01         2Q/00         1Q/01
--------------------------------------------------------------------------------
Net Revenue                                  6,273          9,347         8,142
End Application by Revenue
Communication                                  37%            42%           38%
Computer                                       26%            30%           26%
Automotive and Consumers                       36%            26%           36%
Others                                          1%             2%            0%
Package Type by Revenue
BGA                                            49%            45%           52%
QFP                                            28%            32%           27%
PDIP, PLCC, Sos                                13%            15%           12%
Others                                         10%             8%            9%
Capacity
CapEx (US$ Millions)*                           34            108            26
Number of Wirebonders                        3,991          3,636         3,909

Testing Operations
--------------------------------------------------------------------------------
Amounts in NT$ Millions                      2Q/01         2Q/00         1Q/01
--------------------------------------------------------------------------------
Net Revenue                                  2,221          3,014         3,106
End Application by Revenue
Communication                                  39%            27%           37%
Computer                                       28%            34%           29%
Automotive and Consumers                       32%            30%           32%
Others                                          1%             9%            2%
Testing Type by Revenue
Logic and Mixed Signal                         98%            98%           97%
Memory                                          2%             2%            3%
Capacity
CapEx (US$ Millions)*                           18            141            24
Number of Testers                            1,052            871         1,059


* Capital expenditure amounts exclude building construction cost.


6                                                                  Aug. 3, 2001

                    Advanced Semiconductor Engineering, Inc.
                  Consolidated Summary Income Statements Data
                    (In NT$ millions, except per share data)
                                  (Unaudited)

                                                    For the three months ended               For the six months ended
                                            ==========================================    =============================
                                               Jun. 30         Jun. 30       Mar. 31          Jun. 30       Jun. 30
                                                 2001           2000           2001             2001         2000
Net revenues:
  Assembly                                         6,273          9,347          8,142           14,416       17,725
  Testing                                          2,221          3,014          3,106            5,327        5,790
  Others                                               5             75              2                6           82
                                            ------------    -----------   ------------     ------------  -----------
Total net revenues                                 8,499         12,436         11,250           19,749       23,597
                                            ------------    -----------   ------------     ------------  -----------

Cost of revenues                                   7,589          8,605          8,867           16,456       16,276
                                            ------------    -----------   ------------     ------------  -----------
Gross Profit                                         910          3,831          2,383            3,293        7,321
                                            ------------    -----------   ------------     ------------  -----------

Operating expenses:
  Research and development                           355            295            364              719          535
  Selling, general and administrative              1,134          1,058          1,051            2,185        2,054
                                            ------------    -----------   ------------     ------------  -----------
  Total operating expenses                         1,489          1,353          1,415            2,904        2,589
                                            ------------    -----------   ------------     ------------  -----------
Operating income                                   (579)          2,478            968              389        4,732
                                            ------------    -----------   ------------     ------------  -----------

Other (income) expenses:
  Interest expenses, net                             441            361            411              853          818
  Foreign currency loss (gain), net                 (76)             66          (264)            (340)        (184)
  Loss (gain) on long-term investment                148             67            285              434           86
  Loss (gain) on dispose of assets                   (8)            (9)              8              (1)            6
  Other non-operating expenses                     (167)           (85)          (154)            (322)         (18)
                                            ------------    -----------   ------------     ------------  -----------
  Total non-operating expenses                       338            400            286              624          708
                                            ------------    -----------   ------------     ------------  -----------
Income before income tax                           (917)          2,078            682            (235)        4,024
                                            ------------    -----------   ------------     ------------  -----------

Income tax expense (credit)                          156            260            156              312          499
                                            ------------    -----------   ------------     ------------  -----------
Net income before minority interest              (1,073)          1,818            526            (547)        3,525
                                            ------------    -----------   ------------     ------------  -----------

Minority interest                                  (455)            361            174            (280)          604
Net income                                         (618)          1,457            352            (267)        2,921

Per share data:
                              EPS - Basic      NT$(0.22)        NT$0.55        NT$0.13        NT$(0.10)      NT$1.10
                      EPS - Fully Diluted      NT$(0.22)        NT$0.55        NT$0.13        NT$(0.10)      NT$1.09

                 Earnings per ADS - Basic     US$(0.034)       US$0.090       US$0.020       US$(0.015)     US$0.180
         Earnings per ADS - Fully Diluted     US$(0.034)       US$0.090       US$0.020       US$(0.015)     US$0.177

Number of weighted average shares used in      2,752,000      2,651,838      2,752,000        2,752,000    2,651,838
the EPS calculation (in thousands,
retroactively adjusted for stock dividend)

Forex (NT$ per US$1)                               33.26          30.57          32.61            32.94        30.67


7                                                                  Aug. 3, 2001

                    Advanced Semiconductor Engineering, Inc.
                    Consolidated Summary Balance Sheet Data
                               (In NT$ millions)
                                  (Unaudited)

                                                      As of           As of
                                                  Jun. 30, 2001   Mar. 31, 2001
                                                  =============   =============

Current assets:
  Cash and cash equivalents                           15,055           12,775
  Short-term investments                               1,663            1,685
  Notes and accounts receivable                        7,277            9,332
  Inventories                                          2,944            2,879
  Others                                               1,314            2,575
                                                  ----------        ---------
  Total                                               28,253           29,246

Long-term investments                                 10,177           10,652
Properties - net                                      60,904           60,600
Other assets                                           7,286            7,695
                                                  ----------        ---------
Total assets                                         106,620          108,193
                                                  ----------        ---------

Current liabilities:
  Short-term debts                                    12,949           14,144
  Notes and accounts payable                           2,517            3,346
  Others                                               5,117            6,461
                                                  ----------        ---------
  Total                                               20,583           23,951

Long-term debts                                       29,696           26,410
Other liabilities                                        669            1,537
                                                  ----------        ---------
Total liabilities                                     50,948           51,898

Minority interest                                     12,343           12,253

Shareholders' equity                                  43,329           44,042
                                                  ----------        ---------
Total liabilities & shareholders' equity             106,620          108,193
                                                  ----------        ---------


8                                                                  Aug. 3, 2001